October 1, 2012

VIA EDGAR

Mary A. Cole, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

RE:

Two Roads Shared Trust (“Registrant”), (SEC File Nos.: 333-182417; 811-22718);

Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A (“Amendment”)

Dear Ms. Cole:

We are writing in response to comments you provided telephonically to Aisha Hunt on Thursday, September 27, 2012 with respect to the Amendment.  The Amendment was filed with the Securities and Exchange Commission (“SEC”) on September 10, 2012, and included the Prospectuses and Statements of Additional Information with respect to the four series of the Registrant:  Alternative Avenue Fund, Belvedere Alternative Income Fund, LJM Preservation and Growth Fund and LJM Income Plus Fund (each a “Fund” and collectively the “Funds”).  On behalf of the Registrant, we have set out below the SEC staff’s comments on the Amendment, along with the Registrant’s responses.

Belvedere Alternative Income Fund

Comment:

The Registrant has identified the use of the BofA Merrill Lynch 3-Month U.S. Treasury Bill Index ("BofA T-Bill Index") in the respective fulcrum fees of the Putnam Absolute Return 500 Fund and Putnam Absolute Return 700 Fund ("Putnam Funds") as a precedent for the Fund's proposed use of the BofA T-Bill Index as the appropriate index for its fulcrum fee.   Please compare the principal investment strategies of the Putnam Funds and the Fund and explain why the Putnam Funds' use of the BofA T-Bill Index is an applicable precedent.

Response:

The Registrant believes that the Putnam Funds’ use of the BofA T-Bill Index in their respective fulcrum fees is an applicable precedent and that the BofA T-Bill Index may in fact be a more appropriate index for the Fund’s proposed fulcrum fee.  The Fund will invest a substantial majority of its assets in high-quality short-term (3 months or less) U.S. Treasury securities or other short term-term cash equivalents.  In contrast, the Putnam Funds’ beta strategy entails investing in many different asset classes, including U.S., international, and emerging markets equity securities (growth or value stocks or both) and fixed-income securities; mortgage- and asset-backed securities; high yield securities (sometimes referred to as “junk bonds”); inflation-protected securities; commodities; and real estate investment trusts.  Accordingly, the Fund’s portfolio composition will more closely mirror the composition of the BofA T-Bill Index than the Putnam Funds’ portfolio composition.  Additionally, the small overlay of options on S&P 500 futures that comprise the remainder of the Fund’s portfolio are paired to create covered option spreads where the potential for loss on any position, in the event of a dramatic market movement, is the spread between the paired options.  This is not the case for the Putnam Funds.  The Putnam Funds’ alpha strategy involves using diverse active trading strategies, including “overlay” strategies, active security selection, tactical asset allocation, currency transactions and options transactions, to seek enhanced returns.  The Registrant believes that the Fund’s covered option spread strategy (i.e. taking countervailing option positions on the same underlying instrument) is more conservative and better aligned with the BofA T-Bill Index than the Putnam Funds’ alpha strategy that relies on the diversification of a myriad of investment strategies, including taking unhedged long positions, to mitigate downside risk.  For these reasons, the Registrant believes that the Putnam Funds' use of the BofA T-Bill Index in their respective fulcrum fees serves as a precedent for the Fund's use of the BofA Index in its fulcrum fee.

LJM Preservation and Growth Fund

Comment:

Please confirm that the private fund, for which prior performance information is shown in the Fund’s prospectus, was managed with substantially similar objectives, policies and strategies as those of the Fund.

Response:

The Registrant hereby confirms that the private fund for which prior performance information is shown in the Fund’s prospectus was managed with the same objectives, policies and strategies as those of the Fund.  Additionally, the Registrant hereby confirms that the private fund’s use of leverage did not exceed the leverage restrictions contained in Section 18 of the Investment Company Act of 1940, as amended.  Accordingly, the private fund performance shown in the Fund’s prospectus complies with the applicable no-action positions of the SEC’s staff related to the use of prior performance (See Nicholas Applegate II, Conway Asset Management and Horizon Asset Management No-Action Letters).

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In connection with a response being made on behalf of the Registrant to comments provided with respect to the Amendment, the Registrant hereby acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of disclosure in the filings;

•

SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and

•

The Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

We hope that the foregoing is responsive to your request.  If you have any questions or further comments, please contact me at (415) 762-2854.

Sincerely,

/s/ Aisha J. Hunt

Aisha J. Hunt

cc: Andrew Rogers

      James Ash

      Gemini Fund Services, LLC